UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 20, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:

1.            A news release dated 19 February 2014 entitled ‘VODAFONE GROUP PLC TRANSACTION IN OWN SECURITIES – Voting Rights and Capital’

2.            A news release dated 19 February 2014 entitled ‘Verizon Wireless Transaction Number of Verizon Consideration Shares to be issued Vodafone share consolidation ratio’

19 February 2014

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) today announces that it has purchased the following number of its ordinary shares of US$0.11 3/7 each (the “Ordinary Shares”) on the London Stock Exchange.

Ordinary Shares

Date of purchase: 19 February 2014
Number of Ordinary Shares purchased: 8
Price per Ordinary Share: 223.60p

Vodafone intends to hold the purchased Ordinary Shares in Treasury.

Vodafone further announces that it has today cancelled 3 of its Ordinary Shares in Treasury.

The purchase and cancellation of Ordinary Shares was undertaken in connection with the consolidation of the Ordinary Shares which, subject to certain conditions, is expected to become effective at 8.00 a.m. on Monday 24 February 2014.

Following the above transactions, Vodafone holds 4,351,833,497 of its Ordinary Shares in Treasury and has 52,821,751,213 Ordinary Shares in issue (including Treasury shares).

Vodafone has 48,469,917,716 Ordinary Shares in issue (excluding Treasury shares).  Each such Ordinary Share has one vote per share.  Accordingly the total number of voting rights in Vodafone is 48,469,917,716.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 February 2014

Verizon Wireless Transaction
Number of Verizon Consideration Shares to be issued
Vodafone share consolidation ratio

Vodafone Group Plc (“Vodafone”) announces that the aggregate number of Verizon common shares to be issued to shareholders as part consideration for the Verizon Wireless (“VZW”) Transaction will be 1,274,764,121, based on a 20 day volume weighted average trading price on the New York Stock Exchange of Verizon common shares for the period ending on 18 February 2014 of US$47.1852. Eligible shareholders are therefore expected to receive 0.026 Verizon common shares for each Vodafone ordinary share under the Return of Value.

Vodafone further announces that the ratio on the basis of which Vodafone ordinary shares will be consolidated at 8.00 a.m. on 24 February 2014 will be 6 new ordinary shares for every existing 11 Vodafone ordinary shares. The consolidation ratio is based on a mid-market closing price of Vodafone ordinary shares of 223.975 pence, a mid-market closing price of Verizon common shares of US$45.965 and a US dollar-sterling exchange rate of 1.6698, in each case on 18 February 2014.

As at the close of business on 18 February 2014, Vodafone’s issued share capital consisted of 48,469,917,724 ordinary shares, excluding the 4,351,833,492 ordinary shares held in Treasury. To ensure that its share capital is divisible by the consolidation ratio, Vodafone intends to purchase 8 of its ordinary shares and cancel 3 of its shares held in Treasury later today. Once the share consolidation has been completed on 24 February 2014, Vodafone will have 28,811,864,298 new ordinary shares in issue (including ordinary shares held in Treasury).

By way of illustrative example only (and on the basis of the information provided above, as at the close of business on 18 February 2014), assuming that Court approval for the scheme of arrangement and associated reductions of capital of Vodafone is obtained on 21 February 2014, the Return of Value would be equivalent to 102 pence per Vodafone ordinary share, comprising 72 pence in Verizon common shares and 30 pence in cash.

Where shareholders are due to receive their cash in sterling or euro, the exact amount received will depend on the exchange rates obtained in the markets during the week commencing 24 February 2014.

Expected timetable of events:

Event	Time / Date

Distribution record time	6.00 p.m. on 20 February 2014

Court hearings and closing of the VZW Transaction and Vodafone Italy Transaction	21 February 2014

Ex-date for receipt of the Return of Value	8.00 a.m. on 24 February 2014

Share consolidation and commencement of trading in New Ordinary Shares	8.00 a.m. on 24 February 2014

Verizon common shares credited to shareholders	From 8.00 a.m. on 24 February 2014

Payment of cash entitlements under the Return of Value	4 March 2014

Payment of fractional entitlements under the Return of Value	10 March 2014

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013 in which Vodafone announced it had reached an agreement to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless, to Verizon, Vodafone’s joint venture partner, for consideration of US$130 billion.

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 20, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary